Car Charging Group, Inc.

1691 Michigan Avenue, Suite 601

Miami Beach, FL 33139

December 21, 2016

VIA EDGAR

Russell Mancuso, Branch Chief

Office of Electronics and Machinery

Mail Stop 3030

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Car Charging Group, Inc.

Registration Statement on Form S-1

Filed November 7, 2016

File No. 333-214461

Dear Mr. Mancuso:

Car Charging Group, Inc. (the “Company”) is in receipt of your comment letter dated November 30, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Fee Table

1.	Please show us how you determined the registration fee for the warrants and underlying shares. We note your disclosure that the warrant exercise price is 125% of the common stock public offering price, but your fee table shows that the maximum aggregate offering price of the common stock is the same as the maximum aggregate offering price of the common stock underlying the warrants. Also, it is unclear how your fee calculation reflects the offer price of the warrants. For guidance, see the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretation 240.06 available on the Commission’s website.

RESPONSE:	In response to the staff’s comment, we have clarified that the maximum aggregate offering price of the common stock underlying the warrants is $25,000,000. In addition, we have clarified that no further consideration will be paid for the warrant to be issued for every one share offered.

Prospectus

2.	Please include all disclosure required in your prospectus, excluding only information that may be omitted consistent with Rule 430A. Disclosure that may not be omitted includes the volume of securities to be sold, disclosure required by Regulation S-K Item 202(c), ownership information in the form of the tables required by Regulation S-K Item 403 regarding each class of your equity securities, and information based on a bona fide estimate of the public offering price of the securities. See Section II.A.7 of Release 33-6714 (May 27, 1987).

RESPONSE:

We will include, in future pre-effective amendments, the volume of securities to be sold and all disclosures impacted by such information including disclosure required by Regulation S-K Item 202(c), ownership information in the form of the tables required by Regulation S-K Item 403 regarding each class of your equity securities, and information based on a bona fide estimate of the public offering price of the securities.

Use of proceeds, page 5

3.	Please reconcile your “Use of proceeds” disclosure on pages 5 and 30. Also, given that your disclosure on page 30 suggests that you will repay only a portion of outstanding related party notes described on pages 82-83, please tell us the source of funds that you will use for the balance of your obligations under the notes.

RESPONSE:

In response to the staff’s comment, we have reconciled our “Use of proceeds” disclosures on pages 5 and 30. In response to the staff’s comment, we have clarified on page 30 that the entire amount of outstanding related party notes ($495,000) described on pages 82-83 will be repaid.

Signatures, page II-16

Russell Mancuso, Branch Chief
Securities and Exchange Commission
December 21, 2016

4.	Please clarify below the second paragraph of text required on the Signatures page who signed your registration statement in the capacity of controller or principal accounting officer.

RESPONSE:	In response to the staff’s comment, we have clarified that Michael Calise signed the registration statement in the capacity of principal accounting officer.

Sincerely,

Car Charging Group, Inc.

By:	/s/ Michael Calise
Name:	Michael Calise
Title:	Chief Executive Officer